Exhibit (a)(5)

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May 9, 2005                                 To obtain a copy of our Offer or
                                            the Letter of Transmittal, visit
                                            our website at www.mpfi.com
                                            (click on MPF Tenders)






TO:           UNIT HOLDERS OF U.S. REALTY PARTNERS LIMITED PARTNERSHIP

SUBJECT:      AMENDED AND EXTENDED OFFER TO PURCHASE UNITS AT $4.25 PER UNIT

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you March 22, 2005 (the "Offer") made by MPF DEWAAY PREMIER FUND, LLC; MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MORAGA GOLD, LLC, STEVEN GOLD; and MPF-NY 2005, LLC (collectively the "Purchasers"), who are offering to purchase up to 305,500 Units of limited partnership interest (the "Units") in U.S. REALTY PARTNERS LIMITED PARTNERSHIP (the "Partnership").

        The Purchasers are extending the Expiration Date to May 20, 2005

The Partnership has announced that "the Partnership has decided to terminate the agreement for the Sale and to market Twin Lakes for sale to a third party." (See the proxy statement on Schedule 14A filed April 29, 2005) A complete copy of the amended proxy solicitation can be obtained from the SEC's EDGAR database at www.sec.gov or at the SEC's offices (see our Offer). In light of this new information, it is unlikely that the anticipated distribution from the sale of the Twin Lakes apartment complex will be made until and unless the Partnership sells the property to a third party. Therefore, the Purchasers thought the Unit Holders might need additional time to evaluate the Offer to Purchase.

The Purchasers currently have sufficient funded capital to fund all of its commitments under this offer and all other tender offers they are presently making. See "DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?" in our Offer. If you tender your Units to us, we will pay you promptly after the close of the Offer and confirmation of transfer by the general partner. As of the date hereof, a total of 15,233 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date. After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357. If you need a copy of our Offer or the Letter of Transmittal, the most current version can be obtained from the SEC's EDGAR database at www.sec.gov or our website at www.mpfi.com (click on MPF Tenders). If you have already submitted a Letter of Transmittal, and you still wish to sell your Units, there is no need to do anything as your Units are already accounted for by the Purchasers.

This Offer expires (unless extended) May 20, 2005.